

October 7, 2013

Via E-mail
Mr. John Marmora
President and Chief Executive Officer
Rockford Minerals, Inc.
1057 Parkinson Road, Unit #9
Woodstock, Ontario, Canada N4S 7W3

> **Re: Rockford Minerals, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed September 27, 2013**
> **File No. 001-34911**

Dear Mr. Marmora:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Critical Accounting Policies

Intangible Assets

1. We note your response to comment 12. Revise the third paragraph to state that you have been amortizing the patent since the date of issuance.

Security Ownership of Certain Beneficial Owners and Management, page

2. Please note that beneficial ownership includes not only investment/dispositive power, but also voting power. Refer to Rule 13d-3(a) of the Exchange Act. Since the Special Voting Share under the Trust Agreement confers on the Trustee the number of votes equal to the number of outstanding Exchangeable Shares on all matters on which the common stockholders of Rockford Minerals are entitled to vote, please separately list the Special Voting Share in the beneficial ownership table. Refer to Item 403(a) of

Regulation S-K. Please also separately list in the table any person who has 5% or more voting rights over Rockford Minerals through the operation of the Trust Agreement. In this regard, it does not appear that the Trustee can vote other than as instructed by each holder of the Exchangeable Shares. Lastly, add a column that shows the total voting power of each person listed in the beneficial ownership table.

Exhibit 99.3. Unaudited Interim Financial Statements of Tropic Spa Inc. for the Periods Ended May 31, 2013 and 2012

Note 1. Nature and Continuance of Operations, Basis of Presentation, and Summary of Significant Accounting Policies

Sales, Other Revenue and Deferred Revenue, page 8

3. Please revise the sentence that indicates the Company "will receive $50,000 for this service" to "have received….", as provided in your previous response to comment 41 of our letter dated July 30, 2013.

You may contact Christie Wong, Staff Accountant, at (202) 551-3628 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have any questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Christopher Little, Esq.
       Bacchus Law Corporation